                                                                    EXHIBIT 99.2

                     [FAIRCHILD AND WELLS, INC. LETTERHEAD]

                                February 20, 2002

Carrizo Oil & Gas, Inc.
14701 St. Mary's Lane, Suite 800
Houston, Texas 77079

RE: RESERVES EVALUATION TO THE INTERESTS OF CARRIZO OIL & GAS CORP. HEAVY OIL PROPERTIES, ANDERSON COUNTY, TEXAS

Gentlemen:

Fairchild and Wells, Inc. (FAW) has performed an engineering evaluation to estimate proved reserves and future cash flows from heavy oil (steamflood) properties to the interests of Carrizo Oil & Gas Corporation in Anderson County, Texas. This evaluation was authorized by Mr. S.P. Johnson IV, President of Carrizo Oil & Gas Corporation (Carrizo). Projections of the anticipated future annual oil production and future cash flows have also been prepared utilizing property development schedules provided by Carrizo. The reserves and future cash flows to the evaluated interests were based on economic parameters and operating conditions considered applicable and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). December, 2002 hydrocarbon prices were used in the preparation of this report and current costs were held constant throughout the life of the properties.

The results of the study are summarized below.

                                     SUMMARY
                 ESTIMATED PROVED RESERVES AND FUTURE CASH FLOWS
                     CAMP HILL FIELD ANDERSON COUNTY, TEXAS
                   TO THE INTERESTS OF CARRIZO OIL & GAS CORP.
                               EFFECTIVE 1/1/2003

                                                         Future Cash Flows, Before NPI (M$)
                                               Net       ----------------------------------
                                         Reserves Mbbls   Undiscounted   Discounted at 10%
                                         --------------   ------------   -----------------
Proved Producing
    18 Pattern Leases                             682.7        9,659.5        7,307.4
    10 Pattern Lease                               67.2          957.4          810.7
                                           ------------   ------------   ------------
Total Proved Producing                            750.0       10,616.9        8,118.2

Proved Undeveloped
    Delaney A Lease                               704.6        7,166.3        4,215.5
    Temple Eastex C Lease                       1,359.5       15,880.2        8,938.6
     Moore A Lease                                405.5        6,232.0        2,656.0
     Moore B Lease                                 93.8        1,202.8          606.5
     Hanks Lease                                  137.1        1,731.6          866.5
     C. Rosson                                  2,161.6       23,796.5        8,229.8
     Royall                                     2,125.5       25,326.5        4,531.3
                                           ------------   ------------   ------------
Total Proved Undeveloped                        6,987.7       81,335.9       30,044.2

Total Proved                                    7,737.6       91,952.8       38,162.4


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Carrizo Oil & Gas, Inc.                                                   Page 2
February 20, 2003

                    FUTURE CASH FLOW - TOTAL PROJECT BY YEAR
                          (AFTER NET PROFITS INTEREST)

                                   Future Cash Flows After NPI (M$)
                             -----------------------------------------------
           Year                Undiscounted              Discounted at 10%
           ----                ------------              -----------------
           2003                       116.2                      110.8
           2004                        76.9                       66.6
           2005                     5,358.9                    4,222.7
           2006                     4,895.9                    3,507.2
           2007                     4,793.8                    3,121.8
           2008                     5,424.5                    3,211.5
           2009                     5,593.9                    3,010.7
           2010                     6,517.2                    3,188.7
           2011                     4,986.3                    2,217.9
           2012                     4,361.1                    1,763.5
           2013                     5,229.8                    1,922.5
           2014                     7,265.8                    2,428.1
           2015                     4,907.8                    1,491.0
           2016                     4,008.7                    1,107.1
           2017                     2,205.4                      553.7
           2018                     2,949.1                      673.1
           2019                     2,375.1                      492.8
           2020                     2,441.4                      460.5
           2021                     2,735.7                      469.1
           2022                     3,260.7                      508.3
           2023                     2,211.5                      313.4
           2024                     2,166.2                      279.1
           2025                     2,356.0                      276.0
           2026                     1,026.0                      109.3
           2027                       197.9                       19.2

          TOTAL                    87,461.9                   35,524.8

The estimated reserves and future cash flows shown in this report are for proved developed producing and proved undeveloped reserves. Our estimates do not include any value which might be attributed to interests in undeveloped acreage beyond those tracts for which reserves have been assigned.

In performance of this evaluation, we have relied upon information furnished by Carrizo with respect to property interests owned, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production. With respect to the technical files supplied by Carrizo, we have accepted the authenticity and sufficiency of the data contained therein.

Future cash flow is presented after deducting production taxes and after deducting future capital costs and operating expenses, but before consideration of Federal income taxes. The future cash flow has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be

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Carrizo Oil & Gas, Inc.                                                   Page 3
February 20, 2003

construed as being the fair market value of the properties Our estimates of future revenue do not include any salvage value for the lease and well equipment

Fairchild and Wells, Inc. expresses no opinion as to the fair market value of the evaluated properties.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the actual sales rates and the prices actually received for the reserves along with the costs incurred in recovering such reserves may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined by Fairchild and Wells, Inc. nor has the actual degree or type of interest owned been independently confirmed. We are independent petroleum engineers and geologists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office and are available for review.

It has been a pleasure to serve you by preparing this engineering evaluation.

                                        Yours very truly,

                                        Fairchild and Wells, Inc.

                                        /s/ James Fairchild

                                        James Fairchild
                                        President